EXHIBIT 21

LIST OF SUBSIDIARIES
ZIONS BANCORPORATION, NATIONAL ASSOCIATION
AT DECEMBER 31, 2018

SUBSIDIARY	STATE OR JURISDICTION OF INCORPORATION/ORGANIZATION

PPS Data, LLC	Nevada

Amegy Holding Texas, Inc.	Texas

Exchange Services L.L.C.	Utah

Zions Capital Advisors, Inc.	Utah

Zions Credit Corp.	Utah

Zions Direct, Inc.	Utah

Zions Insurance Agency, Inc.	Utah

Zions Public Finance, Inc.	Utah

Zions SBIC, LLC	Utah

ZMFU II, Inc.	Utah